Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016

The following is a press release made by Micro Focus International plc on September 7, 2016.

Media Contact:
Anne Trapasso, Voce Communications
atrapasso@vocecomm.com
(585) 813-6111

Micro Focus Announces Intent to Merge with Hewlett Packard Enterprise’s Software Business Segment

Strategic Combination Furthers Company’s Long-term Strategy to Maximize Mature Technology
 Investments, Accelerate Innovation Opportunities for Customers

ROCKVILLE, MD – September 7, 2016 – Micro Focus (LSE: MCRO.L) announced today its intent to merge with HPE’s Software Business Segment in a transaction valued at approximately $8.8 billion. The merger is subject to customary closing conditions, including anti-trust clearances and shareholder approval and is expected to close in Q3 2017. Micro Focus and HPE also announced as part of the transaction the intent to enter into a commercial partnership naming SUSE as HPE’s preferred Linux partner.

The proposed merger brings together two well established enterprise software vendors with highly complementary portfolios. With revenues of approximately $4.5 billion, it creates one of the world’s largest pure-play infrastructure software companies with a truly global footprint, agility and financial strength to drive software innovation across both traditional and emerging IT market segments.

“Today’s announcement marks yet another significant milestone for Micro Focus and is wholly consistent with the long-term business strategy we have been pursuing to be the most disciplined global provider of infrastructure software. The proposed merger with HPE Software is consistent with our recent acquisitions of Serena Software and the Attachmate Group,” said Kevin Loosemore, Executive Chairman, Micro Focus. “The combination of Micro Focus with HPE Software will give customers more choice as they seek to maximize the value of existing IT assets, leveraging their business logic and data along with next-generation technologies to innovate in new ways with the lowest possible risk.”

Organizations continue to seek technology solutions that improve their time to market and create new avenues to further engender customer loyalty and improve employee productivity and more. HPE Software brings additional breadth and depth across IT Operations Management, Software Delivery & Test, Enterprise Security, Information Management & Governance and Big Data Analytics, giving Micro Focus additional advantage to deliver richer solutions that effectively bridge existing IT infrastructure with emerging technologies to meet those business demands.

“We believe that the software assets that will be a part of this combination will bring better value to both our customers and shareholders as part of a more focused software company committed to growing these businesses on a stand-alone basis,” said Meg Whitman, President and Chief Executive Officer, HPE.

At the same time, Micro Focus and HPE have announced their intent to enter into a commercial partnership naming SUSE as HPE’s preferred Linux partner as well as exploring additional collaboration leveraging SUSE’s OpenStack expertise for joint innovation around HPE’s Helion OpenStack and Stackato Platform-as-a-Service solutions. SUSE and HPE are working together to define the specifics of the commercial partnership.

“SUSE and HPE have a long history of successful strategic partnership,” said Nils Brauckmann, CEO, SUSE. “We are excited now to explore new ways of expanding upon that with a commercial partnership focused on areas such as cloud computing, software-defined networking and application platforms. The combination of SUSE’s open source expertise and OpenStack capabilities with HPE’s Helion and Stackato offerings can create best-in-class enterprise solutions for our mutual customers.”

About HPE

HPE is an industry leading technology company that enables customers to go further, faster. With the industry’s most comprehensive portfolio, spanning the cloud to the data center to workplace applications, our technology and services help customers around the world make IT more efficient, more productive and more secure.

About Micro Focus

Micro Focus (LSE: MCRO.L) is a global enterprise software company helping customers innovate faster with lower risk. Our software helps customers build, operate and secure IT systems that bring together existing business logic and applications with emerging technologies to meet increasingly complex business demands. For more information, visit: www.microfocus.com.

No Offer or Solicitation

This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document.

Additional Information and Where to Find It

This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction").  The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC.  The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements

This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future.  In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.